

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2023

Qingfeng Feng
Chief Executive Officer
Lotus Technology Inc.
No. 800 Century Avenue
Pudong District, Shanghai
People's Republic of China

Re: Lotus Technology Inc.
Amendment No. 2 to Draft Registration Statement on Form F-4
Submitted September 15, 2023
CIK No. 0001962746

Dear Qingfeng Feng:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-4 submitted September 15, 2023

Information about Lotus Tech, page 225

1. We note your response to prior comment 4. Please revise the proxy statement/prospectus to include the information provided in the response letter.

General

2. We note the changes you made to your disclosure appearing in Risk Factors relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on July 12, 2023 warranting revised disclosure to mitigate

the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of the July 12, 2023 amendment.

You may contact Kevin Stertzel at 202-551-3723 or Melissa Gilmore at 202-551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Shu Du, Esq.